SSYS Q1 2016 Earnings Script

SLIDE 1 & 2: TITLE SLIDES

SPEAKER: Operator

Good day, ladies and gentlemen. Welcome to today’s conference call to discuss Stratasys’ first quarter financial results.

My name is [INSERT], and I’m your operator for today’s call. [INSERT RELEVANT INSTRUCTIONS].

And now, I’d like to hand the call over to Shane Glenn, Vice President of Investor Relations for Stratasys. Mr. Glenn, please go ahead.

SLIDE 3: FLS & NON-GAAP DISCLOSURE

SPEAKER: Shane Glenn

Good morning, everyone, and thank you for joining us to discuss our first quarter financial results. On the call with us today are David Reis, CEO, and Erez Simha, CFO and COO of Stratasys.

I remind you that access to today's call, including the prepared slide presentation, is available online at the web address provided in our press release.

In addition, a replay of today's call, including access to the slide presentation, will also be available and can be accessed through the investor section of our website.

We will begin by reminding everyone that certain statements in this press release regarding Stratasys' belief that its comprehensive new strategy will help grow its markets, and the statements regarding its projected future financial performance, including under the heading “Financial Guidance,” are forward-looking statements reflecting management's current expectations and beliefs. These forward-looking statements are based on current information that is, by its nature, subject to rapid and even abrupt change. Due to risks and uncertainties associated with Stratasys' business, actual results could differ materially from those projected or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to: any failure to continue to efficiently and successfully integrate the operations of Stratasys, Inc. and Objet Ltd. after their merger as well as MakerBot, Solid Concepts, Harvest and GrabCAD after their acquisition or to successfully establish and execute effective post-acquisition integration plans; changes in the overall global economic environment; the impact of competition and new technologies; changes in the general market, political and economic conditions in the countries in which we operate; any under estimates in projected capital expenditures and liquidity; changes in our strategy; changes in applicable government regulations and approvals; changes in customers’ budgeting priorities; lower than expected demand for our products and services; reduction in our profitability due to shifting in our product mix into lower margin products or our shifting in our revenues mix significantly towards our AM services business; costs and potential liability relating to litigation and regulatory proceedings; and those factors referred to in Item 3.D “Key Information - Risk Factors”, Item 4, “Information on the Company”, and Item 5, “Operating and Financial Review and Prospects” in our 2015 Annual Report, as well as in the 2015 Annual Report generally. Readers are urged to carefully review and consider the various disclosures made throughout the Form 6-K, our 2015 Annual Report, and in our other reports filed with or furnished to the SEC, which are designed to advise interested parties of the risks and factors that may affect our business, financial condition, results of operations and prospects. Any guidance and other forward-looking statements in this press release are made as of the date hereof, and Stratasys undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

As in previous quarters, today's call will include non-GAAP financial measures. These non-GAAP financial measures should be read in combination with our GAAP metrics to evaluate our performance. We also note that we are not providing any pro forma financial results for acquisitions. Certain non-GAAP to GAAP reconciliations are provided in the table contained in our slide presentation and today’s press release.

Now I would like to turn the call over to our CEO, David Reis. David?

SLIDE 4: OPENING SUMMARY

SPEAKER: David Reis

Good morning everyone, and thank you for joining today’s call.

We made significant progress in improving our operating efficiency during the first quarter.

That progress helped drive favorable trends in operating profit and cash generation during the period, despite a market environment that remained challenging.

We were also encouraged to see a sequential improvement in MakerBot’s performance during the quarter, as we begin to recognize some positive results from the recent restructuring of that business.

MakerBot and the desktop category present both a long-term opportunity and challenge for us, as customers increasingly chose desktop systems over higher-end systems to address their concept modeling needs and in some cases also their rapid prototyping needs.

We believe we are well positioned to capitalize on this opportunity and trend, as we are the leader in both the professional and desktop segment of the prototyping market.

In addition, our position is supported by our growing installed base of systems, and online 3D printing community sites – both the largest in our industry.

We are pleased with the initial reception for the Stratasys J750 that we launched during the first quarter, which we believe provides the market with unmatched color and multi-material printing capabilities.

Initial orders of the innovative new system have exceeded our expectations.

Market conditions, driven in part by a weaker global manufacturing environment, remain challenging, and we are committed to further improving our financial performance by aggressively managing our expenses and driving additional operational efficiencies.

At the same time, we will invest aggressively around initiatives which help us maintain our leadership position in prototyping, and that support our efforts to develop a solutions-based business model that targets applications for tooling and end-use parts within key vertical markets.

I will return later in the call to provide you more detail on these important initiatives and other key developments, but first, I will turn the call over to our CFO and COO, Erez Simha, who will review the details of our financial results.

Erez?

SLIDE 5&6: FINANCIAL RESULTS SUMMARY

SPEAKER: Erez Simha

Thank you, David, and good morning, everyone.

As David mentioned, we continued to observe a challenging business environment during the first quarter, but we are pleased with our ongoing efforts to control costs and improve our working capital management.

This resulted in improved gross margins, as well as growth in operating income and significant improvement in cash flow from operations during the period.

Total revenue in the first quarter decreased by 3% to $167.9 million when compared to $172.7 million for the same period last year.

MakerBot product and service revenue declined by 23% in the first quarter over last year, but increased sequentially by 27%, driven by the positive impact of the ongoing reorganization of that business.

Non-GAAP operating income improved both year-over-year and sequentially to $4.0 million, compared to an operating loss of $0.8 million for the same period last year, and a loss of $8.9 million in the fourth quarter of last year.

Non-GAAP net income for the first quarter was $0.6 million, or $0.01 per diluted share, compared to non-GAAP net income of $2.0 million, or $0.04 per diluted share, reported for the same period last year. Net income included a tax expense of $3.6 million, which resulted from the non-cash valuation allowance against deferred tax assets derived from losses in the U.S.

SLIDE 7: REVENUE

Product revenue in the first quarter decreased by 6% to $118.6 million, as compared to the same period last year.

Within product revenue, system revenue for the quarter declined by 14% over the same period last year, driven primarily by the overall market weakness we discussed previously.

Consumables revenue for the quarter increased 6% compared to the same period last year.

Services revenue in the first quarter increased by 7% to $49.3 million, as compared to the same period last year.

Within service revenue, customer support revenue during the quarter, which includes the revenue generated mainly by maintenance contracts on our systems, increased by 11% compared to the same period last year, driven primarily by growth in our installed base of systems.

We were pleased to see an improvement in year-over-year consumable and service revenue growth, compared to the flat growth in consumables we observed in the second half of 2015, and the flat growth in service revenue in the fourth quarter of last year.

SLIDE 8: UNIT SALES

The Company sold 5,125 3D printing and additive manufacturing systems during the first quarter, and has sold a total of 151,149 systems worldwide as of March 31, 2016, on a pro forma combined basis.

Unit sales in the first quarter increased sequentially by 11%, driven by higher MakerBot unit sales.

SLIDE 9: GROSS PROFIT

Gross margins improved slightly to 55.1% for the first quarter, compared to 54.1% for the same period last year.

Sequentially, gross margin percentage increased by 7 points, helped by the one-time items that negatively impacted gross margin in the fourth quarter of last year, as well as the operational cost control measures that have helped mitigate production-related inefficiencies.

Product gross margin improved to 61.1% in the first quarter, compared to 58.6% for the same period last year, driven by sales mix that favored higher margin systems, an increase in consumables sales as a percentage of total product revenue, and improved production efficiency.

Service gross margin decreased slightly to 40.4% in the quarter, as compared to 41.7% for the same period last year.

Sequentially, service gross margin increased by 4 points in the first quarter, helped by our cost control efforts and a product sales mix at Stratasys Direct Manufacturing that favored our higher-margin offerings.

SLIDE 10: OPERATING/NET PROFIT

We were pleased to recognize a significant reduction in our operating expenses, and increase in operating profit during the first quarter.

These favorable trends reflect the positive impact of our operational initiatives, including reductions in headcount, subcontractors, facility consolidation, and an overall focus on reducing our direct and indirect spend.

Operating expenses declined by 6% to $88.5 million for the first quarter, as compared to the same period last year.

In addition, operating expenses in the quarter declined by 4% sequentially when compared to the fourth quarter of 2015.

Net R&D expenses decreased by 7% in the quarter to $22.8 million over the same period last year, driven by our overall cost reduction efforts.

SG&A expenses decreased by 6% in the quarter to $65.6 million over the same period last year, reflecting the cost reductions, as well as the impact of lower reseller commissions.

We should note that these planned cost reductions do not impact our long-term strategic initiatives, and in some instances we have actually increased investments in areas we view as strategically important for long-term growth.

Net income included a tax expense of $3.6 million, which resulted from the non-cash valuation allowance against deferred tax assets derived from losses in the U.S.; compared to a tax benefit of $7.8 million for same period last year.

It should be noted that these deferred tax assets have expiry dates many years into the future and we do anticipate being able to recognize their value to offset perspective tax liabilities.

SLIDE 11: GEOGRAPHIC MIX

The following slide provides you with a breakdown of our geographic sales for the quarter, which reflects the broad-based weakness we have outlined previously.

Our regional results were consistent with the trends we have observed in recent quarters.

SLIDE 12: BALANCE SHEET/CASH FLOW

Non-GAAP EBITDA for the first quarter amounted to $12.6 million.

The Company generated $31.6 million in cash from operations during the first quarter, driven by our cost-cutting initiatives and improvements in working capital management.

The Company currently holds approximately $280.2 million in cash, cash equivalents, and short term bank deposits.

Inventory at the end of the first quarter increased slightly to $124.5 million as compared to $123.7 million at the end of the fourth quarter, as we continue to focus aggressively on managing inventory levels.

Accounts receivable decreased by 11% to $109.1 million, compared to $123.2 million at the end of the fourth quarter. As a result of significant efforts to improve our cash position, DSO on 12-month trailing revenue decreased to 58, compared to 65 in the previous quarter.

SLIDE 13: SUMMARY

In summary,

1.)	Our first quarter results are in line with our expectations for the year, and reflect a continuation of the challenging market environment we have observed over the past several quarters.
2.)	We were pleased with the positive trend in gross margins that was driven by manufacturing efficiencies and a favorable product mix.
3.)	We are pleased with the operational improvements we have achieved, which contributed to improved profitability and cash flow from operations.
4.)	Going forward, we will continue to aggressively manage our expenses and work toward additional operational improvements.
5.)	And finally, we believe we maintain a strong balance sheet with sufficient capital to invest for the future and capitalize on emerging opportunities.

I would now like to turn the call over to our VP of Investor Relations, Shane Glenn, who will provide you greater details on our 2016 financial guidance. Shane.

SLIDE 14: GUIDANCE

SPEAKER: Shane Glenn

Thank you, Erez.

As Erez mentioned, our visibility into the timing and magnitude of a market recovery remains limited.

This uncertainty is reflected in our revenue projections and operating budget, which assume no significant market improvement throughout 2016.

Our guidance for 2016 remains as follows:

1.	Total revenue in the range of $700 to $730 million, with non-GAAP net income in the range of $9 to $23 million, or $0.17 to $0.43 per diluted share.
2.	GAAP net loss of $84.0 to $67.0 million, or ($1.60) to ($1.28) per basic share.
3.	Non-GAAP earnings guidance excludes $59.0 million of projected amortization of intangible assets; $25.0 to $27.0 million of share-based compensation expense; $7.0 million in merger and acquisition related expenses; $4.0 to $5.0 million in reorganization and other related costs; and includes $5.0 million in tax expenses related to non-GAAP adjustments.

Additionally, we are providing the following information regarding our company’s potential performance and strategic plans for 2016:

1.	Gross margins to improve modestly to a range of 54-55%
2.	Operating margins of 3-5%
3.	Tax expense of $10-$11 million, which includes the negative impact of the planned accounting treatment for deferred tax asset valuation allowance.
4.	Capital expenditures are projected at $60 to $70 million, with approximately $45 million designated for completing the company’s new facility in Israel.

Our tax expense guidance, and relatively high estimated non-GAAP tax rate for 2016, is a function of the ongoing non-cash valuation allowance against deferred tax assets we expect to record throughout the year.

As Erez mentioned, these deferred tax assets have expiration dates many years into the future, and we do anticipate being able to ultimately recognize their value to offset perspective tax liabilities.

The company believes that it can achieve a significant improvement in its operating structure in 2016 which can translate into improved operating profit compared to the prior year.

Given the expected impact on net income of the planned accounting treatment for tax valuation, the company believes operating profit growth would be the best measure of performance in 2016.

Appropriate reconciliations between GAAP and non-GAAP financial measures are provided in a table at the end of our press release and slide presentation, with itemized detail of the non-GAAP financial measures.

Now, I'd like to turn the call back over to David Reis. David?

SLIDE 15: STRATEGIC OVERVIEW

SPEAKER: David Reis

Thank you, Shane

As previously noted, we observed no significant change in the market environment from last quarter.

However, we are pleased with the progress of our various restructuring and cost-cutting initiatives, and believe that we are on track to meet our goals for improved financial performance in 2016.

In addition, the business transformation that we discussed on our last call is proceeding as planned.

As outlined previously, our goal is to maintain our leadership position in prototyping, while developing a solutions-based business model that targets key vertical markets and emerging applications for tools and end-use parts.

This includes investment in R&D and go-to-market initiatives to support the many growth opportunities we have already identified; as well as incremental investments in our Strategic Accounts, Vertical Business Units, MakerBot, GrabCAD software and IT infrastructure that will position us for long-term growth.

SLIDE 16&17: PROTOTYPE MARKET UPDATE

I would like to highlight some of the opportunities and unique challenges we face within the prototyping segment of our industry.

As we have observed, the price-to-performance proposition of Desktop 3D printers has improved dramatically in recent years, helping drive increased penetration and rapid adoption of 3D printing technology.

This trend is supported by a recent industry survey we completed, which found that between 60% and 70% of designers and engineers that have adopted 3D printing technology are using desktop units for a portion of their prototyping applications.

In a separate survey, we found that over half of our customers that own both a Stratasys professional and desktop system plan on purchasing additional desktop units over the next year; with over 30% planning on adding multiple units.

We believe this trend will continue, and represents an attractive opportunity for Stratasys and our industry-leading line of MakerBot desktop 3D printers.

In the first quarter, revenue at MakerBot increased sequentially by approximately 27%, despite weak season sales trends that are typical during the period. We believe a renewed focus on quality, customer service, and improved go-to-market is beginning to have a positive impact.

We are also focused on efficiency at MakerBot, and believe our recent announcement to transition all production of MakerBot products to Jabil, one of the largest contract manufacturers in the world, will allow for greater manufacturing flexibility and help drive incremental operational savings going forward.

In addition, we see significant opportunities for cross and up-selling within our large installed base of desktop users, as those customers expand their use of 3D printing to applications that require functionality not offered within the desktop market.

However, the rapid development of the category has led to a dynamic competitive environment, as the market absorbs a large number of competitive products that are low cost, but offer limited functionality to the end-user.

We are also observing a growing utilization of desktop systems for basic concept model applications. This is impacting the sales of higher-end systems that have historically been purchased partly for the same purpose, a trend that will likely persist as the functionality of desktop systems continue to improve.

Regardless of the opportunity or challenge, we believe Stratasys is well positioned to continue to lead in prototyping, given:

1.	Our leadership position in both the professional and desktop segments, with the industry’s largest installed base of systems worldwide;
2.	Our market leading brands and ecosystems, including the largest online 3D printing community sites in the industry for both the professional and semi-professional markets;
3.	A market opportunity that remains relatively unpenetrated;
4.	And our demonstrated ability to drive innovation.

SLIDE 18: PROTOTYPING LEADERSHIP – STRATASYS J750

A great example of our commitment to innovation is the recently launched Stratasys J750.

The new system breaks technology barriers, enabling full color 3D printing, combined with an unprecedented range of materials – ranging from rigid to flexible, and opaque to transparent.

The system helps users streamline their workflow process and speed product delivery cycles by eliminating time-consuming painting and assembly processes that are normally required to create true-to-life prototypes.

The system maintains a capacity of six material cartridges allowing customers to keep frequently used materials loaded at all times, which reduces the downtime associated with material changeovers.

The multi-purpose system can produce production tools, manufacturing molds, teaching aids, as well as surgical guides and visual models.

We believe the J750 is well positioned to address the emerging market for medical models given the system’s ability to print highly detailed models in full color, with material properties that can vary within each part.

We believe the J750 represents the ultimate 3D printing solution for advanced prototyping applications, and we are pleased with the strong initial orders that has followed the product launch.

SLIDE 19: VERTICAL BUSINESS UNITS

We also made good progress implementing our vertical market strategy during the first quarter.

Although early in its development, our vertical business unit, or VBU, outperformed the non-vertical areas of our business, highlighted by strong contributions from aerospace and medical.

We view aerospace as a key future market for manufacturing applications, with near-term opportunities to address aircraft interiors, and longer-term opportunities for secondary structures that have higher technical requirements. In the first quarter, our aerospace vertical grew by an estimated 14% year over year.

Aerospace is a vertical with high certification requirements within manufacturing, but OEMs are moving quickly to evaluate and adopt our technology given the potential cost savings.

We believe that the manufacturing validation brought on by a broader adoption within aerospace would be invaluable across multiple industries.

We are also observing positive trends in our medical vertical, with estimated 22% year over year growth. Medical is another market characterized by early adoption and strict manufacturing requirements.

We recently announced an agreement with New York-based Jacobs Institute to create a Center of Excellence, with the goal of advancing the use of 3D printing for a variety of medical applications.

Researchers at the Jacobs Institute will leverage Stratasys' 3D printing technology to develop and test new medical devices.

The center will also serve as a referral center for hospitals and medical research organizations that are considering implementing 3D printing labs.

We believe that applications developed through this collaboration could apply to a broader medial audience, and could support future growth opportunities within our medical vertical business unit.

SLIDE 20: SUMMARY

In summary:

1.)	Our first quarter results reflected a continuation of the challenging market environment we observed in 2015; however, we are pleased with our improved financial performance and operational efficiency.
2.)	We are observing shifts in the prototyping market, which include accelerated adoption of desktop units for use in concept modeling applications – creating both opportunities and challenges for the company that we are prepared to address.
3.)	We remain focused on maintaining our leadership position in prototyping, and are pleased with the positive trends at MakerBot, and strong early demand for the new advanced J750.
4.)	We continue to develop key vertical markets and emerging applications for tools and end-use parts.
5.)	We will continue to focus on additional operational efficiency – while investing aggressively in initiatives to support long-term growth.
6.)	And finally, although we expect the market and macro-economic environment will remain challenging in 2016, we remain excited about our company’s future.

Operator, please open the call for questions.

SLIDE 21: Q&A

SPEAKER: David Reis

Thank you for joining today’s call. We look forward to speaking with you again next quarter. Goodbye.

SLIDE 26 & 27: RECONCILIATION TABLES